UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom records continued growth in international business during first quarter of 2007

May 10, 2007

•	Net revenue increases by 4.1 percent to EUR 15.5 billion

•	Roughly 50 percent of revenue generated abroad

•	Adjusted EBITDA drops to EUR 4.7 billion, down EUR 0.3 billion from previous year

•	Germany: Strongest quarter for Broadband Services; Mobile Communications shows significant rise in contract customers

•	Germany: Tough fixed-network competition continues – pressure to reform remains

•	International: Mobile subsidiaries in United States do solid business with new clients

•	Financial targets for 2007 confirmed

Deutsche Telekom continued to solidify its international position and recorded significant revenue growth on international markets during the first quarter of 2007. The strong development of international revenue boosted total revenue in the first quarter to EUR 15.5 billion, a rise of 4.1 percent over the previous year. At EUR 7.7 billion, international revenue was 15.5 percent higher than in the same quarter of 2006. This means that Deutsche Telekom generates roughly half of its revenue outside Germany. Mobile Communications in particular generated strong growth with revenue of EUR 8.4 billion, more than half of the Group’s net revenue. First quarter revenue in the Mobile Communications segment was 10.9 percent higher than in the same quarter in the previous year.

Revenues in Germany dropped by 5.1 percent from the previous year to EUR 7.8 billion due to sustained competitive pressure and regulatory constraints. Contributing to this were developments in Broadband/Fixed Network, where domestic revenue was EUR 318 million lower than that of the same quarter the previous year.

As with revenue performance, EBITDA showed contrasting trends: while Broadband/Fixed Network, where German business is predominant, recorded an overall drop of 17.9 percent in adjusted EBITDA from the previous year, adjusted EBITDA in Mobile Communications rose by 11.4 percent. At Group level, adjusted EBITDA dropped by 5.8 percent to EUR 4.7 billion during the first quarter.

At EUR 0.5 billion, free cash flow in the first quarter of 2007 decreased by EUR 0.5 billion year-on-year. The decline is principally due to cash outflows for personnel-related measures such as voluntary redundancy, severance payments and early retirement arrangements.

“The Group’s financial figures are pointing in the right direction for us to achieve our targets for the year, but we are fully aware that here in Germany we are exposed to considerable competitive pressure,” said René Obermann, CEO of Deutsche Telekom. “For this reason,” Obermann added, “it is crucial that the new ‘focus, fix and grow’ strategy continues to be put into action.” For the 2007 financial year, Deutsche Telekom expects moderate growth in net revenue, adjusted EBITDA of around EUR 19 billion and free cash flow of about EUR 6 billion, unchanged from the previous year.

Focus, fix and grow: Standing in domestic competition strengthened

The strategic focus for business in Germany is to improve the Company’s competitive standing and has shown some initial success. Broadband/Fixed Network’s own marketing efforts bore fruit during the first quarter with 572,000 new broadband lines – the strongest growth ever achieved in one quarter, corresponding to 42 percent of net additions in the overall market for broadband lines. T-Mobile Deutschland focused on gaining new contract customers and netted 251,000 new contract customers – compared with 89,000 in the first quarter of 2006. 43 new T-Punkt stores have been opened as part of efforts to strengthen our sales platform.

Alongside domestic business, international markets also showed significant customer growth: in the United States, T-Mobile recorded a high net increase in new customers of 980,000 in the first quarter of 2007 (previous year: 1.04 million). Of these, 74 percent were contract customers, slightly higher even than in the first three months of 2006, when it was 70 percent. In the UK, T-Mobile recorded more than 100,000 new contract customers.

The business areas at a glance – Germany

Mobile Communications

During the first quarter of 2007, T-Mobile Deutschland’s customer base rose significantly again – by 5.1 percent to 33.0 million customers. A gain in fixed-term contracts to the tune of 251,000 customers was particularly positive, especially in comparison with the 89,000 contract customers recorded in the same quarter of the previous year. Customer growth among prepaid customers in the first quarter is mainly attributable to a change in the terms and conditions for prepaid credit – a change also carried out by other telecommunications operators. Credit can now be used for longer, with the effect that fewer customers were deactivated during the first quarter of 2007 than when the previous practice was in place.

Continued heavy competition in pricing and a drop in termination charges last November had less of an impact on revenue than it did the previous year. T-Mobile Deutschland’s revenue dropped by 2.6 percent to EUR 1.95 billion, a smaller decrease than in the last full year (4.7 percent). This shows that the lower price level is having an ever greater impact on customers’ calling habits: among contract customers, calling minutes increased by an average of 11 percent per customer compared with the previous year. However, adjusted EBITDA from business in Germany dropped by 11.3 percent to EUR 700 million in a year-on-year comparison of the first quarters, weighed down by lower revenue and higher market investments.

Broadband/Fixed Network

The complete packages for voice and Internet communication marketed since September 2006 continued to be well received in the market in the first quarter. By the end of March 2007, the number of existing customers switching to the new complete packages had risen to 5.7 million, an increase of around 2.5 million since year-end 2006. Linked to this, the business area increases the number of proprietary domestic broadband lines marketed by 572,000 to a total of more than 7.6 million. The DSL resale business, in which broadband lines are marketed by competitors, continued to slow during the first quarter: the number of resale lines rose by 213,000 to 3.4 million.

First-quarter domestic revenue dropped by 5.8 percent year-on-year to EUR 5.1 billion. This was mainly attributable to lower call revenues, line losses, dropping prices in the broadband market and in wholesale services. The loss of 588,000 lines in the past quarter was mainly due to unbundled loop lines (ULLs) leased to competitors; this figure increased by 484,000 to a total of 5.1 million. A further 104,000 or so lines were lost to substitution by mobile communications and competition from cable services. In line with revenue trends and due to costs arising from the sales drive and quality improvement measures, adjusted domestic EBITDA declined by around 19 percent to EUR 1.7 billion. “The figures show the huge competitive pressure – and pressure to reform – we are currently under, particularly in our German fixed-network business,” stated René Obermann.

Business Customers

In Germany, revenue from Business Customers was down by 9.6 percent year-on-year, dropping to EUR 2.3 billion. The main reasons for this were the increasingly intense competition and sustained price erosion in the traditional telecommunications business.

Adjusted domestic EBITDA fell 29.7 percent in a year-on-year comparison to just short of EUR 212 million in the first quarter of 2007. This is attributable to the relentlessly strong price and competitive pressure and to companies’ lower margins and IT budgets.

Thanks in part to the new international contracts, new orders showed a positive trend and improved over the previous year by 42.1 percent to achieve a volume of EUR 4.2 billion. During the first three months, major international contracts with the British energy provider Centrica, the Spanish insurance group Mapfre and the Eastern European subsidiaries of Allianz were concluded.

The business areas at a glance – International

Mobile Communications

Customer growth in T-Mobile Group’s national companies outside Germany continued its positive trend, particularly with respect to contract customers. In the United States, T-Mobile increased the number of customers by almost 1 million in the first quarter of 2007 to a total of 26 million customers, 74 percent of whom are contract customers. T-Mobile UK also gained a high proportion of contract customers – 106,000 – during the first three months of 2007. As a result of developments in the prepaid segment, the United Kingdom saw a 1.2 percent drop in total customers to 16.7 million. Eastern European companies recorded positive customer growth during the first quarter of 2007, particularly PTC in Poland, which gained 145,000 customers, along with the national companies in Hungary and the Czech Republic.

T-Mobile recorded international revenue of EUR 6.4 billion, 15.8 percent higher than in the previous year. Inorganic growth from the full consolidation of PTC in Poland and tele.ring in Austria were among the factors contributing to this positive result. Double-digit organic growth in revenue in the United Kingdom, the Czech Republic and Slovakia also had a positive impact. In the United States, T-Mobile saw an increase in average revenue per contract user (ARPU) to USD 57, up from USD 54 in the first quarter of 2006. In the United Kingdom, the contract ARPU increased to EUR 66 from EUR 63 during the same quarter of the previous year. Adjusted EBITDA from national companies abroad increased by 23.4 percent to EUR 1.8 billion.

Broadband/Fixed Network

Internationally, the number of broadband lines, including resale, rose by 845,000 year-on-year to 1.7 million. This means that the customer base doubled within 12 months. In Eastern Europe, the number of broadband lines, including resale, increased by 112,000 to 1.1 million in the first quarter of 2007. Overall, international revenue rose by 5.6 percent year-on-year to roughly EUR 0.7 billion. Positive currency translation effects and the dynamic broadband growth more than compensated for the declines in traditional fixed-network business. Investments in customer acquisition caused adjusted EBITDA to decrease by 5.3 percent to EUR 214 million.

Business Customers

International Business Customer revenues again showed a distinct positive trend in the first quarter of 2007, rising by 18 percent over the previous year. This positive result reflects the success of a consistently international orientation.

The Deutsche Telekom Group at a glance*:

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Net revenue	15,453	14,842	611	4.1	61,347
- Domestic	7,793	8,208	(415)	(5.1)	32,460
- International	7,660	6,634	1,026	15.5	28,887
Profit before income taxes	1,046	1,768	(722)	(40.8)	2,604
Adjusted profit before income taxes	1,202	1,664	(462)	(27.8)	5,564
Net profit	459	1,090	(631)	(57.9)	3,165
Adjusted net profit	563	974	(411)	(42.2)	3,850
EBITDA	4,543	4,888	(345)	(7.1)	16,321
EBITDA adjusted for special factors	4,682	4,970	(288)	(5.8)	19,434
Net cash from operating activities	2,065	2,797	(723)	(26.2)	14,222
Free cash flow before payment of dividends1)	520	1,044	(524)	(50.2)	2,983
Investments in property, plant and equipment, and intangible assets (excluding goodwill)	2,023	2,044	(21)	(1.0)	11,806
Net debt at balance sheet date	39,090	37,789	1,301	3.4	39,555
Number of employees at balance sheet date	247,125	248,982	(1,857)	(0.7)	248,800

1) Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted accordingly. For calculation and more detailed definition of free cash flow, please refer to “Reconciliation of pro forma figures,” page 74 et seq.

Mobile Communications at a glance*:

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Total revenue	8,400	7,575	825	10.9	32,040
Net revenue	8,246	7,405	841	11.4	31,308
Profit from operations	1,066	1,055	11	1.0	4,504
EBITDA	2,521	2,280	241	10.6	9,862
Adjusted EBITDA	2,539	2,280	259	11.4	9,902
Average number of employees	60,614	51,511	9,103	17.7	54,124

Broadband/Fixed Network at a glance*:

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Total revenue	5,832	6,125	(293)	(4.8)	24,515
Domestic	5,146	5,464	(318)	(5.8)	21,835
International	698	661	37	5.6	2,680
Net revenue	4,935	5,153	(218)	(4.2)	20,366
Profit from operations	976	1,270	(294)	(23.1)	3,356
EBITDA	1,884	2,232	(348)	(15.6)	7,195
Adjusted EBITDA	1,870	2,278	(408)	(17.9)	8,748
Average number of employees	100,590	108,392	(7,802)	(7.2)	107,006

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Business Customers at a glance*:

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Total revenue	2,906	3,063	(157)	(5.1)	12,869
Enterprise Services	1,941	1,966	(55)	(2.8)	8,533
Business Services	965	1,067	(102)	(9.6)	4,336
Net revenue	2,183	2,203	(20)	(0.9)	9,301
New orders	4,169	3,862	21,1	8.0	13,618
Profit (loss) from operations	44	112	(68)	(60.7)	(835)
EBITDA	261	329	(68)	(20.7)	111
Adjusted EBITDA	261	357	(96)	(26.9)	1,291
Average number of employees	56,776	52,529	4,247	8.1	56,595

Group Headquarters & Shared Services at a glance*:

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Total revenue	952	892	60	6.7	3,758
Net revenue	89	81	8	9.9	372
Profit (loss) from operations	(250)	(118)	(132)	n.a.	(2,138)
EBITDA	(68)	60	(128)	n.a.	(1,191)
Adjusted EBITDA	67	67	0	—	(461)
Average number of employees	29,308	30,992	(1,684)	(5.4)	30,755

*	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.

For a detailed explanation of pro forma figures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to the Group report for the first quarter.

Development of customer numbers

Broadband/Fixed Network

	Mar. 31, 2007 (thousands)	Mar. 31, 2006 (thousands)	Change (thousands)	Change (%)
Broadband
Lines (total)	12,730	9,381	3,349	35.7
Domestic	11,065	8,561	2,504	29.3
of which: retail	7,640	6,408	1,232	19.2
International 1)	1,665	820	845	103.0
ISP rates (total) 2)	9,065	6,112	2,953	48.3
of which: domestic	6,954	4,867	2,087	42.9

Narrowband

Lines (total)	38,301	40,639	(2,338)	(5.8)
Domestic 3)	32,605	34,737	(2,132)	(6.1)
of which: ISDN lines	8,898	9,560	(662)	(6.9)
International (Eastern Europe only)4	5,697	5,903	(206)	(3.5)
Narrowband rates (total) 2)	3,166	4,096	(930)	(22.7)
No. of Internet customers with a billing relationship (total) 2) 5) 6)	17,511	15,531	1,980	12.7

Wholesale/resale

DSL resale 7)	3,600	2,282	1,318	57.8
of which: domestic	3,425	2,153	1,272	59.1
Unbundled local loop lines 8)	5,146	3,656	1,490	40.8

Comments on the Broadband/Fixed Network table:

1) Includes line customers on proprietary network.

2) Customers with a billing relationship, includes Germany and Magyar Telekom, T-Hrvatski Telekom and Slovak Telekom, T-Online Spain (Ya.com) and Club Internet, prior-year figures adjusted

3) Excluding internal use and public telecommunications, including wholesale services

4) Including Magyar Telekom’s subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro)

5) Including domestic and international customers with a billing relationship, broadband and narrowband rates and pay-as-you-go customers, prior-year figures adjusted

6) Iskon Internet consolidated through T-Hrvatski Telekom with retroactive effect from June 1, 2006, prior-year figures not adjusted; for information purposes: Magyar Telekom (Hungary), Slovak Telekom (Slovakia), T-Hrvatski Telekom (Croatia)

7) Definition of resale: Sale of broadband lines to alternative providers outside the Deutsche Telekom Group. Resale: Included in total number of broadband lines.

8) Unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Mobile Communications

	Mar. 31, 2007 (thousands)	Mar. 31, 2006 (thousands)	Change (thousands)	Change (%)
Mobile customers 1) (total)	109,206	99,199	10,007	10.1
in Europe	83,186	76,474	6,712	8.8
in the United States (T-Mobile USA)	26,020	22,725	3,295	14.5
T-Mobile Deutschland 1)	33,049	30,246	2,803	9.3
T-Mobile UK 2)	16,734	16,361	373	2.3
PTC	12,373	10,502	1,871	17.8
T-Mobile Austria	3,139	3,117	22	0.7
T-Mobile Netherlands	2,592	2,329	263	11.3
T-Mobile Czech Republic	5,109	4,648	461	9.9
T-Mobile Hungary	4,478	4,222	256	6.1
T-Mobile Croatia	2,192	1,957	235	12.0
T-Mobile Slovakia	2,223	2,010	213	10.6
Other 3)	1,297	1,080	217	20.1

Comments on the Mobile Communications table:

1) As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first quarter of 2007, far fewer customers were deactivated. Most of the reported first-quarter increase in customers is due to this change. Approximately 400,000 prepaid customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures. Historical figures were not adjusted.

2) Including Virgin Mobile

3) “Other countries” includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET).

Development of customer numbers in the first quarter of 2007

Broadband/Fixed Network

	Q1 2007 (thousands)	Q1 2006 (thousands)	Change (thousands)	Change (%)
Broadband
Lines (total)	1,014	822	192	23.4
Domestic	785	643	142	22.1
of which: retail	572	83	489	n.a.
International 1)	229	179	50	27.9
ISP rates (total) 2)	1,017	581	436	75.0
of which: domestic	666	413	253	61.3

Narrowband

Lines (total)	(660)	(604)	(56)	9.3
Domestic 3)	(588)	(504)	(84)	(16.7)
ISDN lines	(137)	(211)	74	35.1
International (Eastern Europe only)4	(72)	(99)	27	27.3
Narrowband rates (total) 2)	(30)	(296)	266	89.9
No. of Internet customers with a billing relationship (total) 2) 5) 6)	921	288	633	n.a.

Wholesale/resale

DSL resale 7)	226	582	(356)	(61.2)
of which: domestic	213	561	(348)	(62.0)
Unbundled local loop lines 8)	484	401	83	20.7

Comments on the Broadband/Fixed Network table:

1) Line customers on proprietary network

2) Customers with a billing relationship, includes Germany and Magyar Telekom, T-Hrvatski Telekom and Slovak Telekom, T-Online Spain (Ya.com) and T-Online France (Club Internet), prior-year figures adjusted

3) Excluding internal use and public telecommunications, including wholesale services

4) Including Magyar Telekom’s subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro)

5) Including domestic and international customers with a billing relationship, broadband and narrowband rates and pay-as-you-go customers, prior-year figures adjusted

6) Iskon Internet consolidated through T-Hrvatski Telekom with retroactive effect from June 1, 2006, prior-year figures not adjusted; for information purposes: Magyar Telekom (Hungary), Slovak Telekom (Slovakia), T-Hrvatski Telekom (Croatia)

7) Definition of resale: Sale of broadband lines to alternative providers outside the Deutsche Telekom Group; Resale: Included in total number of broadband lines.

8) Unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Mobile Communications

	Q1 2007 (thousands)	Q1 2006 (thousands)	Change (thousands)	Change (%)
Mobile customers 1) (total)	2,787	1,353	1,434	106.0
in Europe	1,807	318	1,489	n.a.
in the United States (T-Mobile USA)	980	1,035	(55)	(5.3)
T-Mobile Deutschland1	1,651	284	1,367	n.a.
T-Mobile UK 2)	(171)	379	(550)	n.a.
PTC	145	302	(157)	(52.0)
T-Mobile Austria	(41)	5	(46)	n.a.
T-Mobile Netherlands	40	12	28	n.a.
T-Mobile Czech Republic	60	14	46	n.a.
T-Mobile Hungary	47	28	19	67.9
T-Mobile Croatia	34	55	(21)	(38.2)
T-Mobile Slovakia	21	(12)	33	n.a.
Other 3)

Comments on the Mobile Communications table:

1) As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first quarter of 2007, far fewer customers were deactivated. Most of the reported first-quarter increase in customers is due to this change. Approximately 400,000 prepaid customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures. Historical figures were not adjusted.

2) Including Virgin Mobile.

3) “Other countries” includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET).

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost saving initiatives. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the Company’s results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s Investor Relations Web site at www.deutschetelekom.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: May 10, 2007